File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 553, Tranche No. 17

IDR420,000,000,000 7.875 percent Notes due March 14, 2023, as from January 29, 2020 to be consolidated and form a single series with each of the Bank's IDR950,000,000,000 7.875 percent Notes due March 14, 2023 issued on March 14, 2016 (Series No. 553, Tranche No. 01), the Bank's IDR327,250,000,000 7.875 percent Notes due March 14, 2023 issued on November 18, 2016 (Series No. 553, Tranche No. 02), the Bank's IDR334,000,000,000 7.875 percent Notes due March 14, 2023 issued on May 24, 2017 (Series No. 553, Tranche No. 03), the Bank's IDR1,332,000,000,000 7.875 percent Notes due March 14, 2023 issued on July 27, 2017 (Series No. 553, Tranche No. 04), the Bank's IDR250,000,000,000 7.875 percent Notes due March 14, 2023 issued on September 19, 2017 (Series No. 553, Tranche No. 05), the Bank's IDR1,645,000,000,000 7.875 percent Notes due March 14, 2023 issued on November 14, 2017 (Series No. 553, Tranche No. 06), the Bank's IDR800,000,000,000 7.875 percent Notes due March 14, 2023 issued on December 7, 2017 (Series No. 553, Tranche No. 07), the Bank's IDR250,000,000,000 7.875 percent Notes due March 14, 2023 issued on December 18, 2017 (Series No. 553, Tranche No. 08), the Bank's IDR670,800,000,000 7.875 percent Notes due March 14, 2023 issued on January 24, 2018 (Series No. 553, Tranche No. 09), the Bank's IDR360,000,000,000 7.875 percent Notes due March 14, 2023 issued on July 26, 2018 (Series No. 553, Tranche No. 10), the Bank's IDR850,000,000,000 7.875 percent Notes due March 14, 2023 issued on February 20, 2019 (Series No. 553, Tranche No. 11), the Bank's IDR674,000,000,000 7.875 percent percent Notes due March 14, 2023 issued on March 11, 2019 (Series No. 553, Tranche No. 12), the Bank's IDR450,000,000,000 7.875 percent percent Notes due March 14, 2023 issued on May 22, 2019 (Series No. 553, Tranche No. 13), the Bank's IDR200,000,000,000 7.875 percent percent Notes due March 14, 2023 issued on June 10, 2019 (Series No. 553, Tranche No. 14), the Bank's IDR406,950,000,000 7.875 percent percent Notes due March 14, 2023 issued on November 22, 2019 (Series No. 553, Tranche No. 15), and the Bank's IDR1,050,000,000,000 7.875 percent Notes due March 14, 2023 issued on December 6, 2019 (Series No. 553, Tranche No. 16)

Filed pursuant to Rule 3 of Regulation IA

Dated: January 24, 2020

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of IDR420,000,000,000 7.875 percent Notes due March 14, 2023, Series No. 553, Tranche No. 17, (the "Notes"), as from January 29, 2020 to be consolidated and form a single series with each of the Bank's IDR950,000,000,000 7.875 percent Notes due March 14, 2023 issued on March 14, 2016 (Series No. 553, Tranche No. 01), the Bank's IDR327,250,000,000 7.875 percent Notes due March 14, 2023 issued on November 18, 2016 (Series No. 553, Tranche No. 02), the Bank's IDR334,000,000,000 7.875 percent Notes due March 14, 2023 issued on May 24, 2017 (Series No. 553, Tranche No. 03), the Bank's IDR1,332,000,000,000 7.875 percent Notes due March 14, 2023 issued on July 27, 2017 (Series No. 553, Tranche No. 04), the Bank's IDR250,000,000 7.875 percent Notes due March 14, 2023 issued on September 19, 2017 (Series No. 553, Tranche No. 05), the Bank's IDR1,645,000,000,000 7.875 percent Notes due March 14, 2023 issued on November 14, 2017 (Series No. 553, Tranche No. 06), the Bank's IDR800,000,000,000 7.875 percent Notes due March 14, 2023 issued on December 7, 2017 (Series No. 553, Tranche No. 07), the Bank's IDR250,000,000,000 7.875 percent Notes due March 14, 2023 issued on December 18, 2017 (Series No. 553, Tranche No. 08), the Bank's IDR670,800,000,000 7.875 percent Notes due March 14, 2023 issued on January 24, 2018 (Series No. 553, Tranche No. 09), the Bank's IDR360,000,000,000 7.875 percent Notes due March 14, 2023 issued on July 26, 2018 (Series No. 553, Tranche No. 10), the Bank's IDR850,000,000,000 7.875 percent Notes due March 14, 2023 issued on February 20, 2019 (Series No. 553, Tranche No. 11), the Bank's IDR674,000,000,000 7.875 percent Notes due March 14, 2023 issued on March 11, 2019 (Series No. 553, Tranche No. 12), the Bank's IDR450,000,0000,000 7.875 percent Notes due March 14, 2023 issued on May 22, 2019 (Series No. 553, Tranche No. 13), the Bank's IDR200,000,000 7.875 percent Notes due March 14, 2023 issued on June 10, 2019 (Series No. 553, Tranche No. 14), the Bank's IDR406,950,000,000 7.875 percent Notes due March 14, 2023 issued on November 22, 2019 (Series No. 553, Tranche No. 15), and the Bank's IDR1,050,000,000,000 7.875 percent Notes due March 14, 2023 issued on December 6, 2019 (Series No. 553, Tranche No. 16), under the Bank's Global Debt Program ("the Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated January 24, 2020 (the "Terms Agreement") and the Pricing Supplement dated as of January 24, 2020 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note: 106.949084%	0.029428%	106.919656%
Total: IDR449,186,152,800	IDR123,597,600.00	IDR449,062,555,200
(U.S.$32,811,260.25)	(U.S.$9,028.31)	(U.S.$32,802,231.94)

---

[1] The Bank has agreed to indemnify the Underwriters against certain liabilities.
[2] Plus accrued interest from March 14, 2019, which is expected to be IDR29,008,400,400.00 (U.S.$ 2,118,948.17) as of January 29, 2020.

Item 4. <u>Discounts and Commissions to Sub-Underwriters and Dealers</u>

See Item 3 above.

Item 5. <u>Other Expenses of Distribution</u>

Not applicable.

Item 6. <u>Application of Proceeds</u>

See page 5 of the Prospectus.

Item 7. <u>Exhibits</u>

(A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 11, 2019
(B) Pricing Supplement
(C) Terms Agreement

IDB
Inter-American
Development Bank

March 11, 2019

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (as supplemented and amended from time to time, the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 553
Tranche No.: 17

IDR 420,000,000,000 7.875 percent Notes due March 14, 2023 (the "Notes") as from January 29, 2020, to be consolidated and form a single series with the Bank's IDR 950,000,000,000 7.875 percent Notes due March 14, 2023, issued on March 14, 2016 (the "Series 553 Tranche 1 Notes"), the Bank's IDR 327,250,000,000 7.875 percent Notes due March 14, 2023, issued on November 18, 2016 (the "Series 553 Tranche 2 Notes"), the Bank's IDR 334,000,000,000 7.875 percent Notes due March 14, 2023, issued on May 24, 2017 (the "Series 553 Tranche 3 Notes"), the Bank's IDR 1,332,000,000,000 7.875 percent Notes due March 14, 2023, issued on July 27, 2017 (the "Series 553 Tranche 4 Notes"), the Bank's IDR 250,000,000,000 7.875 percent Notes due March 14, 2023, issued on September 19, 2017 (the "Series 553 Tranche 5 Notes"), the Bank's IDR 1,645,000,000,000 7.875 percent Notes due March 14, 2023, issued on November 14, 2017 (the "Series 553 Tranche 6 Notes"), the Bank's IDR 800,000,000,000 7.875 percent Notes due March 14, 2023, issued on December 7, 2017 (the "Series 553 Tranche 7 Notes"), the Bank's IDR 250,000,000,000 7.875 percent Notes due March 14, 2023, issued on December 18, 2017 (the "Series 553 Tranche 8 Notes"), the Bank's IDR 670,800,000,000 7.875 percent Notes due March 14, 2023, issued on January 24, 2018 (the "Series 553 Tranche 9 Notes"), the Bank's IDR 360,000,000,000 7.875 percent Notes due March 14, 2023, issued on July 26, 2018 (the "Series 553 Tranche 10 Notes"), the Bank's IDR 850,000,000,000 7.875 percent Notes due March 14, 2023, issued on February 20, 2019 (the "Series 553 Tranche 11 Notes"), the Bank's IDR 674,000,000,000 7.875 percent Notes due March 14, 2023, issued on March 11, 2019 (the "Series 553 Tranche 12 Notes"), the Bank's IDR 450,000,000,000 7.875 percent Notes due March 14, 2023, issued on May 22, 2019 (the "Series 553 Tranche 13 Notes"), the Bank's IDR 200,000,000,000 7.875 percent Notes due March 14, 2023, issued on June 10, 2019 (the "Series 553 Tranche 14 Notes"), the Bank's IDR 406,950,000,000 7.875 percent Notes due March 14, 2023, issued on November 22, 2019 (the "Series 553 Tranche 15 Notes"), and the Bank's IDR 1,050,000,000,000 7.875 percent Notes due March 14, 2023, issued on December 6, 2019 (the "Series 553 Tranche 16 Notes").

payable in United States Dollars

Issue Price: 106.949084 percent plus 321 days' accrued interest

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 553, Tranche No.: 17
IDR 420,000,000,000 7.875 percent Notes due March 14, 2023

DC_LAN01:381439.2

Application has been made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc's Regulated Market

J.P. Morgan

The date of this Pricing Supplement is as of January 24, 2020

DC_LAN01:381439.2

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

MiFID II product governance / Retail investors, professional investors and ECPs target market – See "General Information—Additional Information Regarding the Notes—Matters relating to MiFID II" below.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	553
	Tranche No.:	17

2. Aggregate Principal Amount: IDR 420,000,000,000

As from the Issue Date, the Notes will be consolidated and form a single series with the Series 553 Tranche 1 Notes, the Series 553 Tranche 2 Notes, the Series 553 Tranche 3 Notes, the Series 553 Tranche 4 Notes, the Series 553 Tranche 5 Notes, the Series 553 Tranche 6 Notes, the Series 553 Tranche 7 Notes, the Series 553 Tranche 8 Notes, the Series 553 Tranche 9 Notes, the Series 553 Tranche 10 Notes, the Series 553 Tranche 11 Notes, the Series 553 Tranche 12 Notes, the Series 553 Tranche 13 Notes, the Series 553 Tranche 14 Notes, the Series 553 Tranche 15 Notes, and the Series 553 Tranche 16 Notes.

3. Issue Price: IDR 478,194,553,200 which amount represents the sum of (a) 106.949084

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 553, Tranche No.: 17
IDR 420,000,000,000 7.875 percent Notes due March 14, 2023

DC_LAN01:381439.2

percent of the Aggregate Principal Amount *plus* (b) the amount of IDR 29,008,400,400 representing 321 days' accrued interest, inclusive.

The Issue Price will be payable in USD in the amount of USD 34,930,208.41 at the agreed rate of 13,690 IDR per one USD.

4. Issue Date: January 29, 2020

5. Form of Notes
    (Condition 1(a)):   Registered only, as further provided in paragraph 9(c) of "Other Relevant Terms" below.

6. Authorized Denomination(s)
    (Condition 1(b)):   IDR 10,000,000 and integral multiples thereof

7. Specified Currency
    (Condition 1(d)):   The lawful currency of the Republic of Indonesia ("Indonesian Rupiah" or "IDR"), provided that all payments in respect of the Notes will be made in United States Dollars ("U.S.$" or "USD")

8. Specified Principal Payment
    Currency
    (Conditions 1(d) and 7(h)):   USD

9. Specified Interest Payment Currency
    (Conditions 1(d) and 7(h)):   USD

10. Maturity Date
    (Condition 6(a); Fixed Interest Rate):   March 14, 2023

11. Interest Basis
    (Condition 5):   Fixed Interest Rate (Condition 5(I))

12. Interest Commencement Date
    (Condition 5(III)):   March 14, 2019

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 553, Tranche No.: 17
IDR 420,000,000,000 7.875 percent Notes due March 14, 2023

DC_LAN01:381439.2

13. Fixed Interest Rate (Condition 5(I)):   Condition 5(I) as amended and supplemented below, shall apply to the Notes. The bases of the Calculation of the Interest Amount, Interest Payment Dates and default interest are as set out below.

    (a) Interest Rate: 7.875 percent per annum

    (b) Business Day Convention: Following Business Day Convention

    (c) Fixed Rate Interest Payment Date(s):

Annually on each March 14, commencing on March 14, 2020 and ending on, and including, the Maturity Date.

Each Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention with no adjustment to the amount of interest otherwise calculated.

    (d) Interest Period: Each period from and including each Interest Payment Date to but excluding the next following Interest Payment Date, *provided* that the initial Interest Period will commence on and include the Interest Commencement Date, and the final Interest Period will end on but exclude the Maturity Date.

For the purposes of the calculation of the Interest Amount payable for any Interest Period, there shall be no adjustment pursuant to the Business Day Convention specified above.

    (e) Fixed Rate Day Count Fraction(s):   Actual/Actual ICMA

    (f) Calculation of Interest Amount: As soon as practicable and in accordance with the procedure specified herein, the Calculation Agent will determine the IDR Rate (as defined below) and calculate the amount of interest payable (the "Interest Amount") with respect to each minimum

5

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 553, Tranche No.: 17
IDR 420,000,000,000 7.875 percent Notes due March 14, 2023

DC_LAN01:381439.2

Authorized Denomination for the relevant Interest Period.

The Interest Amount with respect to any Interest Period shall be a USD amount calculated on the relevant Rate Fixing Date (as defined below) as follows:

7.875% *times* the minimum Authorized Denomination

    times

the Fixed Rate Day Count Fraction

    divided by

the IDR Rate

(and rounding, if necessary, the entire resulting figure to the nearest two decimal places, with USD 0.005 being rounded upwards).

The "IDR Rate" means the rate determined by the Calculation Agent that is equal to the USD/IDR weighted average spot rate in the interbank market, based on traded USD/IDR spot foreign exchange transactions during a specified time period which are captured on a real time basis, expressed as the amount of IDR per one USD, for settlement in two Fixing Business Days, as published by Bank Indonesia as the "Jakarta Interbank Spot Dollar Rate USD – IDR", which appears on Bank Indonesia's website (www.bi.go.id), or as published on Thomson Reuters Screen JISDOR Page (or any replacement page or replacement service as may be implemented for the purposes of displaying the USD/IDR weighted average spot rate), or as otherwise made available by Bank Indonesia (or its successor as administrator), at approximately 10:00 a.m., Jakarta time, on

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 553, Tranche No.: 17
IDR 420,000,000,000 7.875 percent Notes due March 14, 2023

DC_LAN01:381439.2

the Rate Fixing Date. Fallback Provisions apply as set out below.

The "Rate Fixing Date" means the date that is five (5) Fixing Business Days prior to the applicable Fixed Rate Interest Payment Date or Maturity Date, as the case may be. The Rate Fixing Date shall be subject to adjustment as follows: if the scheduled date of the Rate Fixing Date is not a Relevant Business Day, then the Rate Fixing Date will be the first preceding day that is a Relevant Business Day.

"Fixing Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in Jakarta.

"Fallback Provisions": Should no USD/IDR weighted average spot rate appear on Bank Indonesia's website (www.bi.go.id) as the "Jakarta Interbank Spot Dollar Rate USD – IDR", or on Thomson Reuters Screen JISDOR Page (or on such replacement page or replacement service as described above), or be otherwise made available by Bank Indonesia (or its successor as administrator), on the Rate Fixing Date, then the IDR Rate for such Rate Fixing Date shall be determined by the Calculation Agent by requesting quotations for the mid USD/IDR spot foreign exchange rate from five banks active in the USD/IDR currency and foreign exchange markets as selected by the Calculation Agent (such banks, the "Reference Banks") either (i) at or about 10:00 a.m. Jakarta time on the first day (other than a Saturday or a Sunday) following the Rate Fixing Date, if such day is a Relevant Business Day or (ii) at or about 10:00 a.m. Jakarta time on the Rate Fixing Date, if the first day (other than a

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 553, Tranche No.: 17
IDR 420,000,000,000 7.875 percent Notes due March 14, 2023

DC_LAN01:381439.2

Saturday or a Sunday) following the Rate Fixing Date is not a Relevant Business Day.

If five or four quotations are provided by Reference Banks as requested, the IDR Rate shall be the arithmetic mean (rounded to the nearest whole IDR, with IDR 0.5 being rounded upwards) of the remaining three or two such quotations (expressed as the number of IDR per one USD), as the case may be, after disregarding the highest quotation and the lowest quotation; provided, that if two or more such quotations are the highest such quotations, then only one of such quotations shall be disregarded; and provided further, that if two or more such quotations are the lowest such quotations, then only one of such lowest quotations shall be disregarded.

If only three or two quotations are provided as requested, the IDR Rate shall be the arithmetic mean (rounded to the nearest whole IDR, with IDR 0.5 being rounded upwards) of such quotations (expressed as the number of IDR per one USD).

If only one or no quotations are provided as requested, or if the Calculation Agent determines in its sole discretion that no suitable Reference Banks active in the USD/IDR currency or foreign exchange markets will provide quotations, the Calculation Agent shall be entitled to calculate the IDR Rate acting in good faith in a commercially reasonable manner, having taken into account relevant market practice, by reference to such additional sources as it deems appropriate; and in such case the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the IDR Rate is to be so determined.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 553, Tranche No.: 17
IDR 420,000,000,000 7.875 percent Notes due March 14, 2023

DC_LAN01:381439.2

(g) Calculation Agent: See "8. Identity of Calculation Agent" under "Other Relevant Terms"

(h) Notification: If the Interest Amount payable on any Fixed Rate Interest Payment Date or the Redemption Amount, as the case may be, is calculated in any manner other than by utilizing the USD/IDR reference rate that appears on Bank Indonesia's website (www.bi.go.id), or on Thomson Reuters Screen JISDOR Page (or on such replacement page as described above), or as otherwise made available by Bank Indonesia (or its successor as administrator), the Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 (*Notices*).

14. Relevant Financial Center: New York, London and Jakarta

15. Relevant Business Day: New York, London and Jakarta

16. Redemption Amount (Condition 6(a)):   The Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount calculated by the Calculation Agent as of the Rate Fixing Date with respect to the Maturity Date as follows:

minimum Authorized Denomination

divided by

the IDR Rate

(and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with USD 0.005 being rounded upwards).

17. Issuer's Optional Redemption (Condition 6(e)):   No

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 553, Tranche No.: 17
IDR 420,000,000,000 7.875 percent Notes due March 14, 2023

DC_LAN01:381439.2

18. Redemption at the Option of the
    Noteholders (Condition 6(f)):   No

19. Early Redemption Amount
    (including accrued interest, if
    applicable) (Condition 9):   In the event the Notes become due and
                                                 payable as provided in Condition 9
                                                 (Default), the Early Redemption Amount
                                                 with respect to each minimum Authorized
                                                 Denomination will be a USD amount equal
                                                 to the Redemption Amount that is
                                                 determined in accordance with "16.
                                                 Redemption Amount" plus accrued and
                                                 unpaid interest, if any, as determined in
                                                 accordance with "13. Fixed Interest Rate
                                                 (Condition 5(I))"; provided, that for
                                                 purposes of such determination, the "Rate
                                                 Fixing Date" shall be the date that is five
                                                 Fixing Business Days prior to the date upon
                                                 which the Notes become due and payable as
                                                 provided in Condition 9 (Default).

20. Governing Law: New York

21. Selling Restrictions:

    (a) United States: Under the provisions of Section 11(a) of the
                                                 Inter-American Development Bank Act, the
                                                 Notes are exempted securities within the
                                                 meaning of Section 3(a)(2) of the U.S.
                                                 Securities Act of 1933, as amended, and
                                                 Section 3(a)(12) of the U.S. Securities
                                                 Exchange Act of 1934, as amended.

    (b) United Kingdom: The Dealer represents and agrees that it has
                                                 complied and will comply with all
                                                 applicable provisions of the Financial
                                                 Services and Markets Act 2000 with respect
                                                 to anything done by it in relation to the
                                                 Notes in, from or otherwise involving the
                                                 United Kingdom.

    (c) Indonesia: The Notes are not and will not be registered
                                                 with the Financial Services Authority
                                                 previously known as the Capital Market and

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 553, Tranche No.: 17
IDR 420,000,000,000 7.875 percent Notes due March 14, 2023

DC_LAN01:381439.2

Financial Institutions Supervisory Agency (the "OJK") in Indonesia. As such, the Notes (including the distribution and dissemination of the Pricing Supplement, other written materials either through advertisements or other media authorized) are not authorized by the OJK for their sale by public offering in the Indonesian territory and/or to Indonesian entities or residents in the Indonesian territory in circumstances which constitute a public offering of securities under the Indonesian Law No. 8/1995 regarding Capital Markets. Likewise, the Notes and the Pricing Supplement have not been reviewed, registered or authorized by the Central Bank (Bank Indonesia) for their distribution through banking institutions in Indonesia.

(d) General:

No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1. Listing:

Application has been made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc's Regulated Market.

2. Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:

Euroclear Bank SA/NV and Clearstream Banking S.A.

DC_LAN01:381439.2

3.   Syndicated: No

4.   Commissions and Concessions: 0.029428% of the Aggregate Principal Amount

5.   Estimated Total Expenses: None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.

6.   Codes:

        (a) Common Code: 137749645

        (b) ISIN: XS1377496457

7.   Identity of Dealer: J.P. Morgan Securities plc

8.   Identity of Calculation Agent: The Toronto-Dominion Bank, Toronto

In relation to the Rate Fixing Date, as soon as is reasonably practicable after the determination of the IDR Rate in relation thereto, on the date on which the relevant IDR Rate is to be determined (or, if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the IDR Rate, and the Interest Amount, and the Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto.

All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 553, Tranche No.: 17
IDR 420,000,000,000 7.875 percent Notes due March 14, 2023

9. Provision for Registered Notes:

    (a) Individual Definitive Registered
    Notes Available on Issue Date: No

    (b) DTC Global Note(s):   No

    (c) Other Registered Global Notes: Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

General Information

Additional Information Regarding the Notes

1.   Matters relating to MiFID II

    The Bank does not fall under the scope of application of the MiFID II regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

    MiFID II product governance / Retail investors, professional investors and ECPs target market – Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the manufacturer's target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

    For the purposes of this provision, the expression MiFID II means Directive 2014/65/EU, as amended.

2.   United States Federal Income Tax Matters

    The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business

13

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 553, Tranche No.: 17
IDR 420,000,000,000 7.875 percent Notes due March 14, 2023

DC_LAN01:381439.2

or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Subject to the discussion below regarding amortizable bond premium, a United States holder will generally be taxed on interest on the Notes as ordinary income at the time such holder receives the interest or when it accrues, depending on the holder's method of accounting for tax purposes. However, the portion of the first interest payment on the Notes that represents a return of the 321 days of accrued interest that a United States holder paid as part of the Issue Price of the Notes ("Pre-Issuance Accrued Interest") will not be treated as an interest payment for United States federal income tax purposes, and will accordingly only be taxable to the extent that the U.S. dollar amount received in respect of such Pre-Issuance Accrued Interest differs from the U.S. dollar amount paid by the holder in respect of such interest. Any such difference should give rise to United States source foreign currency gain or loss.

Because the Notes are denominated in the Indonesian Rupiah, a United States holder of the Notes will generally be subject to special United States federal income tax rules governing foreign currency transactions, as described in the Prospectus in the last four paragraphs of "—Payments of Interest" under the "United States Holders" section. Pursuant to such rules, a United States holder should determine amounts received with respect to a Note (including principal and interest) by reference to the U.S. dollar value of the Indonesian Rupiah amount of the payment, calculated at the currency exchange rate in effect on the date of payment. The U.S. dollar amount that is actually received by the United States holder may differ from the amount determined under the preceding sentence, since the U.S. dollar amount of the payment will be determined by reference to the IDR Rate as of the relevant Rate Fixing Date. Accordingly, a United States holder of the Notes may recognize United States source foreign currency gain or loss in an amount equal to such difference (in addition to any foreign currency gain or loss otherwise recognized upon the receipt of an interest payment or a sale or retirement of the Notes). The U.S. Internal Revenue Service ("IRS") could take the position, however, that the amounts received by a United States holder in respect of a Note should be equal to the U.S. dollar amount that is actually received by the United States holder. Prospective United States holders of the Notes should consult their tax advisors regarding these rules.

Additionally, because the purchase price of the Notes exceeds the principal amount of the Notes, a United States holder may elect to treat the excess (after excluding the portion of the purchase price attributable to Pre-Issuance Accrued Interest) as amortizable bond premium. A United States holder that makes this election would reduce the amount required to be included in such holder's income each year with respect to interest on the Notes by the amount of amortizable bond premium allocable to that year, based on the Note's yield to maturity. Because the Notes are denominated in the Indonesian Rupiah, a United States holder would compute such holder's amortizable bond premium in units of

Indonesian Rupiah, and the United States holder's amortizable bond premium would reduce such holder's interest income in units of Indonesian Rupiah. Gain or loss recognized that is attributable to changes in exchange rates between the time the United States holder's amortized bond premium offsets interest income and the time of the holder's acquisition of the Notes is generally taxable as ordinary income or loss. If a United States holder makes an election to amortize bond premium, the election would apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that the United States holder holds at the beginning of the first taxable year to which the election applies or that such holder thereafter acquires, and the United States holder may not revoke the election without the consent of the IRS.

Upon a sale, redemption or retirement of a Note, a United States holder will generally recognize gain or loss equal to the difference, if any, between (i) the U.S. dollar value of the amount realized on the sale, redemption or retirement (other than amounts attributable to accrued but unpaid interest, which would be treated as interest payments except to the extent that such amounts are a return of Pre-Issuance Accrued Interest), and (ii) the United States holder's adjusted tax basis in the Note. A United States holder's adjusted tax basis in a Note generally will equal the U.S. dollar cost of the Note to the United States holder, reduced by any bond premium that the United States holder previously amortized with respect to the Notes, and if such disposition occurs after the first interest payment, by an amount equal to the U.S. dollar value of the Pre-Issuance Accrued Interest on the Issue Date. Such gain or loss will be capital gain or loss except to the extent attributable to changes in exchange rates. Capital gain of individual taxpayers from the sale, redemption or retirement of a Note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations.

Due to a change in law since the date of the Prospectus, the second paragraph of "— Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will generally be "passive" income for purposes of computing the foreign tax credit."

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a "Reportable Transaction"). Under these regulations, because the Notes are denominated in a foreign currency, a United States holder (or a non-United States holder that holds the Notes in connection with a U.S. trade or business) that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above or under the "Tax Matters" section of the Prospectus) would be required to report the loss on IRS Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher.

Holders should consult with their tax advisors regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of notes.

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Medicare Tax. A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income, foreign currency gain and its capital gains from the disposition of Notes, unless such interest income or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

3.   Additional Investment Considerations:

The Notes offered by this Pricing Supplement are complex financial instruments and may not be suitable for certain investors. Investors intending to purchase the Notes should consult with their tax and financial advisors to ensure that the intended purchase meets the investment objective before making such purchase.

There are various risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult with their own financial, legal and accounting advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances. Holders of the Notes should also consult with their professional tax advisors regarding tax laws applicable to them.

Payment of each Interest Amount and the Redemption Amount will be based on the IDR Rate, which is a measure of the rate of exchange between the Indonesian Rupiah and the USD. Currency exchange rates are volatile and will affect the holder's return. In addition, the government of Indonesia can from time to time intervene in the foreign exchange market. These interventions or other governmental actions could adversely affect the value of the Notes, as well as the yield (in USD terms) on the Notes and the amount payable at maturity or upon acceleration. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in Indonesia or elsewhere could lead to significant and sudden changes in the exchange rate between the Indonesian Rupiah and the USD.

The Indonesian Rupiah is an emerging market currency. Emerging market currencies may be subject to particularly substantial volatility, as well as to government actions including currency controls, devaluations and other matters which could materially and adversely affect the value of the Notes.

The methodologies for determining the IDR Rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an Interest Amount on the Notes, being significantly less than anticipated or less than what an alternative methodology for determining the IDR-USD exchange rate would yield.

INTER-AMERICAN DEVELOPMENT BANK



By: _____

Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and
       General Manager, Finance Department

DC_LAN01:381439.2

EXECUTION VERSION

Exhibit C

TERMS AGREEMENT NO. 553, TRANCHE 17 UNDER THE PROGRAM

January 24, 2020

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's IDR 420,000,000,000 7.875 percent Notes due March 14, 2023 (the "Notes", as from January 29, 2020 to be consolidated and form a single series with the Bank's IDR 950,000,000,000 7.875 percent Notes due March 14, 2023, issued on March 14, 2016 (Tranche 1), the Bank's IDR 327,250,000,000 7.875 percent Notes due March 14, 2023, issued on November 18, 2016 (Tranche 2), the Bank's IDR 334,000,000,000 7.875 percent Notes due March 14, 2023, issued on May 24, 2017 (Tranche 3), the Bank's IDR 1,332,000,000,000 7.875 percent Notes due March 14, 2023, issued on July 27, 2017 (Tranche 4), the Bank's IDR 250,000,000,000 7.875 percent Notes due March 14, 2023, issued on September 19, 2017 (Tranche 5), the Bank's IDR 1,645,000,000,000 7.875 percent Notes due March 14, 2023, issued on November 14, 2017 (Tranche 6), the Bank's IDR 800,000,000,000 7.875 percent Notes due March 14, 2023, issued on December 7, 2017 (Tranche 7), the Bank's IDR 250,000,000,000 7.875 percent Notes due March 14, 2023, issued on December 18, 2017 (Tranche 8), the Bank's IDR 670,800,000,000 7.875 percent Notes due March 14, 2023, issued on January 24, 2018 (Tranche 9), the Bank's IDR 360,000,000,000 7.875 percent Notes due March 14, 2023, issued on July 26, 2018 (Tranche 10), the Bank's IDR 850,000,000,000 7.875 percent Notes due March 14, 2023, issued on February 20, 2019 (Tranche 11), Bank's IDR 674,000,000,000 7.875 percent Notes due March 14, 2023, issued on March 11, 2019 (Tranche 12), the Bank's IDR 450,000,000,000 7.875 percent Notes due March 14, 2023, issued on May 22, 2019 (Tranche 13), the Bank's IDR 200,000,000,000 7.875 percent Notes due March 14, 2023, issued on June 10, 2019 (Tranche 14), the Bank's IDR 406,950,000,000 7.875 percent Notes due March 14, 2023, issued on November 22, 2019 (Tranche 15), and the Bank's IDR 1,050,000,000,000 7.875 percent Notes due March 14, 2023, issued on December 6, 2019 (Tranche 16)) described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at approximately 9:00 a.m. New York time on January 29, 2020 (the "Settlement Date"), at an aggregate purchase price of IDR 478,070,955,600 (USD 34,921,180.10 at the agreed rate of 13,690 IDR per one USD), calculated as set forth below and payable in United States Dollars, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated

DC_LAN01:381441.2

herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1.   The Bank agrees that it will issue the Notes, and the Dealer named below agrees to purchase the Notes, at the aggregate purchase price specified above, calculated as follows: the issue price of 106.949084 percent of the principal amount (IDR 449,186,152,800) plus 321 days of accrued and unpaid interest (IDR 29,008,400,400), less a combined management and underwriting commission and selling concession of 0.029428 percent of the principal amount (IDR 123,597,600). For the avoidance of doubt, the Dealer's purchase price after the above adjustments is IDR 478,070,955,600 (USD 34,921,180.10 at the agreed rate of 13,690 IDR per one USD), payable in United States Dollars.

2.   Payment for the Notes shall be made on the Settlement Date by J.P. Morgan Securities plc to Citibank, N.A., London office, as common depositary for Euroclear Bank SA/NV, as operator of the Euroclear System, and Clearstream Banking S.A., for transfer in immediately available funds to an account designated by the Bank.

3.	The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

- a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

- a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4.	In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.	The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention:	Finance Department
	Cash Management and Settlements Group
Email:	FIN_CMO@iadb.org
Telephone:	202-623-3131

FOR THE DEALER:

J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom

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Attention:	Head of Debt Syndicate and	
	Head of EMEA Capital Markets Group	
Email:	Head_of_EMEA_DCMG@jpmorgan.com	

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Acknowledges that: The Notes are not and will not be registered with the Financial Services Authority previously known as the Capital Market and Financial Institutions Supervisory Agency (the "OJK") in Indonesia. As such, the Notes (including the distribution and dissemination of the Pricing Supplement, other written materials either through advertisements or other media authorized) are not authorized by the OJK for their sale by public offering in the Indonesian territory and/or to Indonesian entities or residents in the Indonesian territory in circumstances which constitute a public offering of securities under the Indonesian Law No. 8/1995 regarding Capital Markets. Likewise, the Notes and the Pricing Supplement have not been reviewed, registered or authorized by the Central Bank (Bank Indonesia) for their distribution through banking institutions in Indonesia. As such, the undersigned represents and agrees that (i) it has not offered or sold and will not offer or sell any Notes in the Republic of Indonesia or to Indonesian nationals, corporates or residents including by way of invitation, offering or advertisement, and (ii) has not distributed, and will not distribute, the Prospectus, the Pricing Supplement, or any other offering material relating to the Notes in the Republic of Indonesia, or to Indonesian nationals, corporates or residents, in a manner which constitutes a public offering of the Notes under the laws and regulations of the Republic of Indonesia.

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7. Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank, the Bank (a) represents that it is not a Covered Entity (as defined below); (b) acknowledges that the Dealer is or may be a Covered Entity; and (c) acknowledges, accepts, and agrees that:

   (i) in the event that the Dealer that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Dealer of this Terms Agreement, and any interest and obligation in or under this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States; and

   (ii) in the event that the Dealer that is a Covered Entity or a Covered Affiliate of such Dealer becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Terms Agreement that may be exercised against such Dealer are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Terms Agreement were governed by the laws of the United States or a state of the United States;

   provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank,* international law or other applicable law.

   As used in this Terms Agreement:

   "**Covered Affiliate**" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

   "**Covered Entity**" means any of the following:

   a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

   a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

   a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

   "**Default Right**" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

DC_LAN01:381441.2

"U.S. Special Resolution Regime" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

8. Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank, the Bank acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

    (i)   the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of the undersigned (as applicable) to the Bank under this Terms Agreement (as it may be supplemented, by an expenses side letter or otherwise), that (without limitation) may include and result in any of the following, or some combination thereof:

        a.   the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

        b.   the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the undersigned or another person (and the issue to or conferral on the Bank of such shares, securities or obligations);

        c.   the cancellation of the BRRD Liability;

        d.   the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

    (ii)   the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority;

provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

As used in this Terms Agreement:

- 6 -

"**Bail-in Legislation**" means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

"**Bail-in Powers**" means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

"**BRRD**" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

"**EU Bail-in Legislation Schedule**" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499;

"**BRRD Liability**" means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

"**Relevant Resolution Authority**" means the resolution authority with the ability to exercise any Bail-in Powers in relation to the undersigned.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

J.P. MORGAN SECURITIES PLC

By: _____
Name: S LOVEDEE
Title: EXECUTIVE DIRECTOR

CONFIRMED AND ACCEPTED, as of the
date first written above

INTER-AMERICAN DEVELOPMENT BANK

By: _____
Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and
General Manager, Finance Department

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